UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Optimal Group Inc.
(Name of Issuer)
Class "A" Shares
(Title of Class of Securities)
68388R208
(CUSIP Number)
Richard Yanofsky
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
514.738.2079
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68388R208	Page	2	of	8

1	NAMES OF REPORTING PERSONS Richard Yanofsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		104,926

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		104,926

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,926

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	68388R208	Page	3	of	8

1	NAMES OF REPORTING PERSONS Peter Yanofsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		97,926

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		97,926

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,926

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	68388R208	Page	4	of	8

1	NAMES OF REPORTING PERSONS Francis Choi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	7	SOLE VOTING POWER

NUMBER OF		171,800

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		171,800

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

171,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	68388R208	Page	5	of	8

1	NAMES OF REPORTING PERSONS Eric Lau Tung Ching

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	7	SOLE VOTING POWER

NUMBER OF		30,924

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,924

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,924

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	68388R208	Page	6	of	8

1	NAMES OF REPORTING PERSONS 7293411 Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

None

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		3,874,086

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,874,086

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,874,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 7 to Schedule 13D amends the information set forth in the Schedule 13D filed by Francis Choi, Eric Lau Tung Ching, Peter Yanofsky, Richard Yanofsky, and 7293411 Canada Inc. (the “Offeror” and collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on March 23, 2010 (as amended, the “Schedule 13D”), relating to the to Class “A” shares, without par value (the “Common Stock”), of Optimal Group Inc., a Canadian corporation (the “Issuer” or “Optimal”). Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     On July 9, 2010, Optimal, held a special meeting to vote upon a special resolution, approving the amalgamation (the “Amalgamation”) of Optimal with 7533403 Canada Inc., a wholly owned subsidiary of the Offeror. The Amalgamation is the second and final step in the acquisition of Optimal by the Offeror. The special resolution was approved by a vote of 4,386,216 shares of Common Stock, or 99.62% of the votes cast, in favor of the Amalgamation. In connection with the Amalgamation, shareholders (other than dissenting shareholders and the Filing Persons) will receive $2.40 for each share of Common Stock of Optimal held, which payment will be funded directly or indirectly by the Offeror.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:
     The Reporting Persons beneficially own a total of 4,279,662 shares of Common Stock, which in the aggregate represent approximately 83.1% of the Company’s outstanding Common Stock. The number of shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in Items 8 and 10 of each of the inside cover pages to this Schedule 13D relating to each such Reporting Person (which are incorporated into this Item 5 by reference).

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit 17	Joint Press Release issued by Offeror and Optimal, dated July 9, 2010.*****

*****	Incorporated by reference to Optimal Group Inc.’s Schedule 13E-3 filed on July 9, 2010

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  July 9, 2010

/s/ Richard Yanofsky
Richard Yanofsky

*
Peter Yanofsky

*
Francis Choi

*
Eric Lau Tung Ching

7293411 CANADA INC.
By:	/s/ Richard Yanofsky
	Name:	Richard Yanofsky
	Title:	President

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to a Power of Attorney executed by the above-indicated Reporting Persons and filed herewith as Exhibit 5.

By:	/s/ Richard Yanofsky
Richard Yanofsky, Attorney-in-fact